                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) or Section 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                          BLACK WARRIOR WIRELINE CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)
                                    (ISSUER)

                                  COMMON STOCK
                                $0.0005 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   092260 50 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM L. JENKINS
                                    PRESIDENT
                          BLACK WARRIOR WIRELINE CORP.
                               100 ROSECREST LANE
                           COLUMBUS, MISSISSIPPI 39701
                                 (662) 329-1047
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             WILLIAM S. CLARKE, ESQ.
                             WILLIAM S. CLARKE, P.A.
                            457 North Harrison Street
                                    Suite 103
                           Princeton, New Jersey 08540
                                 (609) 921-3663

                            CALCULATION OF FILING FEE


                Transaction valuation*               Amount of Filing Fee
                ----------------------               --------------------
                      $180,675                               $36

* The amount of the filing fee was calculated pursuant to Rule O-11 under the Securities Exchange Act of 1934, as amended, on the basis of the value attributed on the Issuer's financial statements to the securities proposed to be acquired multiplied by one-fiftieth of one (1) percent. The issuer is proposing to acquire 18,067,500 Warrants that are the subject securities of this Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                 Amount Previously Paid:     N/A
                 Form or Registration No.:   N/A
                 Filing Party:               N/A
                 Date Filed:                 N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rules 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Schedule TO relates to the offer of the Issuer to exchange one (1) share of its Common Stock, $0.0005 par value per share, for three (3) of the Issuer's outstanding common stock purchase warrants exercisable at $0.75 per share. Of such Warrants, 15,567,500 are exercisable through December 31, 2009 and 2,500,000 are exercisable through January 1, 2007. All information in the Issuer's letter to Note and Warrantholders dated October 7, 2005 (herein referred to as the "Letter to Note and Warrantholders") attached hereto as Exhibit (a)(1)(i) is incorporated by reference in answer to some or all of the items below. This Schedule TO is intended to satisfy the reporting requirements of Rule13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET.

See Letter to Note and Warrantholders " Summary Term Sheet".

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The Issuer is Black Warrior Wireline Corp., a Delaware corporation. The address and telephone number of its principal executive offices is: 100 Rosecrest Lane, Columbus, MS 39701; (662) 329-1047.
(b) The title of the subject class of equity securities is Common Stock Purchase Warrants (the "Warrants"). 18,067,500 Warrants were outstanding as of September 30, 2005 that are the subject securities of this Schedule TO.
(c)     There is no trading market for the Warrants.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

This statement is being filed by the Issuer, which is the subject company. The names and mailing addresses of the directors and executive officers of the Issuer, who are the persons specified in Instruction C to Schedule TO, are set forth below:


                Name                               Address                              Office
------------------------------------- ----------------------------------- --------------------------------
William Jenkins                       c/o Black Warrior Wireline Corp.          President and Director
                                      100 Rosecrest Lane
                                      Columbus, MS  39701
------------------------------------- ----------------------------------- --------------------------------
Charles E. Underbrink(1)              The St. James Companies                          Director
                                      4299 San Felipe - Suite 120
                                      Houston, TX  77027
------------------------------------- ----------------------------------- --------------------------------
James H. Harrison(1)                  The St. James Companies                          Director
                                      4299 San Felipe - Suite 120
                                      Houston, TX  77027
------------------------------------- ----------------------------------- --------------------------------
Danny R. Thornton                     c/o Black Warrior Wireline Corp.              Vice President
                                      100 Rosecrest Lane
                                      Columbus, MS  397021
------------------------------------- ----------------------------------- --------------------------------
Ron E. Whitter                        c/o Black Warrior Wireline Corp.         Chief Financial Officer
                                      100 Rosecrest Lane
                                      Columbus, MS  39701
------------------------------------- ----------------------------------- --------------------------------

(1) Mr. Underbrink is Chairman of St. James Capital Corp. and SJMB, L.L.C. and Mr. Harrison is Chief Financial Officer of St. James Capital Corp. and SJMB, L.L.C St. James Capital Corp. and SJMB, L.L.C. are the general partners of St. James Capital Partners, L.P. ("SJCP") and SJMB, L.P., ("SJMB"), respectively. As of September 30, 2005, by virtue of their holdings of shares of Common Stock, convertible notes and warrants of the Issuer, SJCP is the beneficial holder of 20,232,047 shares of Common Stock of the Issuer and SJMB is the beneficial holder of 71,282,274 shares of Common Stock of the Issuer. The conversion and exercise prices of the Convertible Notes and Warrants is $0.75 per share, respectively.

ITEM 4. TERMS OF THE TRANSACTION.

         See Letter to Note and Warrantholders - "Our Recapitalization Plan - Offer to Exchange One Share for Three Warrants," " - Our Proposed Underwritten Offering," "-Further Steps to the Recapitalization" "-Our Implementation of the Underwritten Offering," "-Your Acceptance of this Proposal, Execution of the Recapitalization Agreement, Withdrawal Rights, Our Acceptance of Your Tender," "
- Additional Terms of the Recapitalization Agreement," "-Issuer Tender Offer and the Securities Exchange Act of 1934, as amended.,"

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         See Letter to Note and Warrantholders "Our Recapitalization Plan-Existing Agreements With the St. James Partnerships and the Underbrink Family Entities."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) With respect to the primary purpose of the Exchange Offer, see the Letter to Note and Warrantholders "The Background of Our Recapitalization Plan," "Our Recapitalization Plan - Offer to Exchange One Share for Three Warrants," "-Our Proposed Underwritten Offering," and "- Further Steps to the Recapitalization."

(b) The Warrants acquired in the transaction will be cancelled.

(c) Any current plans, proposals, or negotiations of the Issuer, and, to the extent known to the Issuer, its executive officers and directors, with respect to the following are described below:


                                  Item                                        Plans, Proposals or Negotiations
-------------------------------------------------------------------------  -------------------------------------
(1) Any extraordinary transaction, such as a merger, reorganization or                  None
liquidation, involving the subject company or any of its subsidiaries
-------------------------------------------------------------------------  -------------------------------------
(2) Any purchase, sale or transfer of a material amount of assets of the                None
subject company or any of its subsidiaries
-------------------------------------------------------------------------  -------------------------------------
(3) Any material change in the present dividend rate or policy, or         See Letter to Note and
indebtedness or capitalization of the subject company.                     Warrantholders "Recent
                                                                           Developments".
-------------------------------------------------------------------------  -------------------------------------
(4) Any change in the present board of directors or management of the      See Letter to Note and Warrantholders
subject company, including, but not limited to, any plans or               "Our Recapitalization Plan - Further
proposals to change the number or the term of directors or to fill         Steps to the Recapitalization".
any existing vacancies on the board or to change any material term of the employment contract of any executive officer.
-------------------------------------------------------------------------  -------------------------------------
(5) Any other material change in the subject company's corporate           See Letter to Note and Warrantholders
structure or business, including, if the subject company is a              "Recent Developments.
registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940.
-------------------------------------------------------------------------  -------------------------------------
(6) Any class of equity securities of the subject company to be delisted                None
from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.
-------------------------------------------------------------------------  -------------------------------------



-------------------------------------------------------------------------  -----------------------------------
(7) Any class of equity securities of the subject company becoming                     None
eligible for termination of registration under section 12(g)(4) of the
Act.
-------------------------------------------------------------------------  -----------------------------------
(8) The suspension of the subject company's obligation to file reports                 None
under Section 15(d) of the Act.
-------------------------------------------------------------------------  -----------------------------------
(9) The acquisition by any person of additional securities of the          None other than as are disclosed
subject company or the disposition of securities of the subject            in the Letter to Note and
company.                                                                   Warrantholders.

-------------------------------------------------------------------------  -----------------------------------
(10) Any changes in the subject company's charter, bylaws or other         The Issuer's Certificate of
governing instruments or other actions that could impede the               Incorporation is intended to be
acquisition of control of the subject company.                             amended to effect a one-for-ten
                                                                           reverse stock split.  See Letter
                                                                           to Note and Warrantholders "Our
                                                                           Recapitalization Plan - Further
                                                                           Steps to the Recapitalization"..
-------------------------------------------------------------------------  -----------------------------------


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) See Letter to Note and Warrantholders "Our Recapitalization Plan-Issuer Tender Offer and Securities Exchange Act of 1934, as amended - Consideration and Delivery of Exchange Shares". No funds of the Issuer are expected to be used in the transaction other than payment of usual and customary expenses
(b) There are no material conditions to the exchange of the Warrants for shares of the Issuer's Common Stock.
(d) No part of the consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the transaction.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The proposal to exchange Warrants for shares of Common Stock has been extended to the Warrants to purchase 1,500,000 shares of Common Stock held by William L. Jenkins, the Issuer's President. Mr. Jenkins Warrants expire on January 1, 2007. Mr. Jenkins has advised the Issuer that he intends to exchange his Warrants for shares of Common Stock. See Letter to Note and Warrantholders "Our Recapitalization Plan- Existing Agreements With the St. James Partnerships and the Underbrink Family Entities" for information regarding agreements entered into on October 6, 2005 with the Issuer by the St. James Partnerships and the Underbrink Family Entities regarding the sale of their common stock purchase warrants and convertible notes to the Issuer.

(b) Other than the agreements described under "Our Recapitalization Plan -Existing Agreements With the St. James Partnerships and the Underbrink Family Entities" in the Letter to Note and Warrantholders, neither the Issuer nor, to the best of the Issuer's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, or any associate or majority-owned subsidiary of the Issuer, has engaged in any transaction involving the Issuer's Warrants during the period commencing 60 business days prior to the date hereof.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with the transaction.

ITEM 10. FINANCIAL STATEMENTS.

(a) The Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, entitled "Financial Statements," are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.


-------------------------------------------------------   -----------------------------------------------------
                         Item                                                 Response
-------------------------------------------------------   -----------------------------------------------------
(a) Agreements, regulatory requirements and legal
proceedings
-------------------------------------------------------   -----------------------------------------------------
(1) Any present or proposed material agreement,                               None
arrangement, understanding or relationship between the
offeror or any of its executive officers, directors,
controlling persons or by subsidiaries and the subject
company, or any of its executive officers, directors,
controlling persons or subsidiaries, (other than any
agreement, arrangement or understanding disclosed under
any other sections of Regulation M-A).
-------------------------------------------------------  -----------------------------------------------------
(2) To the extent known by the offeror after reasonable                       None
investigation, the applicable regulatory requirements
which must be complied with or approvals which must be
obtained in connection with the tender offer.
-------------------------------------------------------  -----------------------------------------------------
(3)  The applicability of any anti-trust laws.                                None
-------------------------------------------------------  -----------------------------------------------------
(4) The applicability of margin requirements under                            None
Section 7 of the Securities Exchange Act of 1934, as
amended and the applicable regulations.
-------------------------------------------------------  -----------------------------------------------------
(5) Any material pending legal proceedings relating to                        None
the tender offer, including the name and location of the
court or agency in which the proceedings are pending,
the date instituted, the principal parties, and a brief
summary of the proceedings and the relief sought.
-------------------------------------------------------  -----------------------------------------------------




-------------------------------------------------------  -----------------------------------------------------
(b) Other Material Information. Furnish such             Additional information with respect to the is set
additional material information, if any, as may be       forth in the Letter to Note and Warrantholders.
transaction necessary to make the required statements,
in the light of the circumstances under which they are
made, not misleading.
-------------------------------------------------------  -----------------------------------------------------


ITEM 12. EXHIBITS.

(a)(1)(i)     Letter to Note and Warrantholders dated October 7, 2005
(a)(1)(ii) Form of Recapitalization Agreement delivered with Letter to Note and Warrantholders
(a)(5)        Press release dated October 7, 2005
(d)(1)(i) Recapitalization Agreement dated October 6, 2005 between the Issuer and SJMB, L.P.
(d)(1)(ii) Recapitalization Agreement dated October 6, 2005 between the Issuer and St. James Capital Partners, L.P.
(d)(i)(iii) Form of Recapitalization Agreement dated October 6, 2005 between the Issuer and Mr. Charles E. Underbrink and his family affiliates, including Northgate, L.L.C., Hub, Inc., Charles E. Underbrink IRA, and the Charles E. Underbrink Irrevocable Trust dated 10/10/92 for the benefit of Piper Aurora Underbrink
(h) Opinion of Crady, Jewett& McCulley, L.L.P. pertaining to tax consequences of the transaction.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2005

                                          BLACK WARRIOR WIRELINE CORP.



                                          By /s/ William Jenkins
                                             ----------------------------------
                                             William Jenkins
                                             President